(Check one): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2011
 [  ]  Transition Report on Form 10-K
 [  ]  Transition Report on Form 20-F
 [  ]  Transition Report on Form 11-K
 [  ]  Transition Report on Form 10-Q
 [  ]  Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

SHOSHONE SILVER/GOLD MINING COMPANY, INC.
Full Name of Registrant

 Not Applicable
Former Name if Applicable

3714 W. Industrial Loop
Address of Principal Executive Office (Street and Number)

Coeur d’Alene, ID 83815
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to timely file its Annual Report on Form 10-K because the Company has new Principal Executive and Financial Officers who, at present, require additional time to review the Form 10-Q.

 (Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Ryan	(208)	664-0620
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  Yes  [X]   No  [  ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  [X]   No  [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates an increase in net loss of $725,325 during the three-month period ended December 31, 2011 primarily due to expenses of $489,760 incurred in connection with cash and stock based remuneration to four board members.  Also contributing to this increase in net loss, although to a lesser extent, was the receipt of $85,000 in lease income in the comparable period last year versus none in the current quarter.

Shoshone Silver Mining Company, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2012	By:	/s/ John Ryan
John Ryan
Treasurer and Chief Financial Officer Principal Financial Officer

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.